r

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C.  20549

                           SCHEDULE 13D - AMENDMENT NO. 1

                     Under the Securities Exchange Act of 1934


                            DESTRON FEARING CORPORATION
                                490 Villaume Avenue
                          South St. Paul, Minnesota 55075
                          -------------------------------
                                  (Name of Issuer)

                                    Common Stock
                                    ------------
                           (Title of Class of Securities)

                                    250637-10-5
                                    -----------
                                   (CUSIP Number)


                               John R. Beattie, Esq.
                                Thomas J. Puff, Esq.
                              Messerli & Kramer, P.A.
                              1800 Fifth Street Towers
                               150 South Fifth Street
                            Minneapolis, Minnesota 55402
                                   (612) 672-3731
                                   --------------
                        (Name, Address and Telephone Number
                          of Person Authorized to Receive
                            Notices and Communications)

                                   May 11, 1998
                                   ------------
                        (Date of Event which Requires Filing
                                 of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

                       (Cover page continued on next 34 pages)

                                     1 of 35

CUSIP No.      250637-10-5

--------------------------------------------------------------------------------

     1)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

          Dirk Van Der Plas

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/

          b)   / /

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

          PF

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization:   The Netherlands

--------------------------------------------------------------------------------

     Number of Shares        7)   Sole Voting Power             80,000
     Beneficially Owned      8)   Shared Voting Power           None
     by Each Reporting       9)   Sole Dispositive Power        80,000
     Person With:           10)   Shared Dispositive Power      None

--------------------------------------------------------------------------------

                                     2 of 35

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person    80,000

--------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions)       N/A

--------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

         0.6% of Common Stock outstanding

--------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------

                                     3 of 35

CUSIP No.      250637-10-5


     1)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

          Daniel Jan Kleen

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/

          b)   / /

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

          PF

--------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization         The Netherlands

--------------------------------------------------------------------------------

     Number of Shares        7)   Sole Voting Power             117,400
     Beneficially Owned      8)   Shared Voting Power           None
     by Each Reporting       9)   Sole Dispositive Power        117,400
     Person With:           10)   Shared Dispositive Power      None

                                     4 of 35

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person   117,400

--------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions)       N/A

--------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

         0.9% of Common Stock outstanding

--------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------

                                     5 of 35

CUSIP No.      250637-10-5


     1)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

          Jenny Van Der Laan

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/

          b)   / /

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

          PF

--------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization         The Netherlands

--------------------------------------------------------------------------------

     Number of Shares        7)   Sole Voting Power             45,000
     Beneficially Owned      8)   Shared Voting Power           None
     by Each Reporting       9)   Sole Dispositive Power        45,000
     Person With:           10)   Shared Dispositive Power      None

--------------------------------------------------------------------------------

                                     6 of 35

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person    45,000

--------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions)       N/A

--------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

         .3 % of Common Stock outstanding

--------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------

                                     7 of 35

CUSIP No.      250637-10-5

--------------------------------------------------------------------------------

     1)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

          Johan Post

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/

          b)   / /

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

          PF

--------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization         The Netherlands

--------------------------------------------------------------------------------

     Number of Shares        7)   Sole Voting Power             148,000
     Beneficially Owned      8)   Shared Voting Power           None
     by Each Reporting       9)   Sole Dispositive Power        148,000
     Person With:           10)   Shared Dispositive Power      None

--------------------------------------------------------------------------------

                                     8 of 35

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person  148,000

--------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions)       N/A

--------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

         1.1% of Common Stock outstanding

--------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------

                                     9 of 35

CUSIP No.      250637-10-5

--------------------------------------------------------------------------------

     1)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

          Michael D. Schwitz

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/

          b)   / /

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

          PF

--------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization         United States

--------------------------------------------------------------------------------

     Number of Shares        7)   Sole Voting Power             30,900
     Beneficially Owned      8)   Shared Voting Power           None
     by Each Reporting       9)   Sole Dispositive Power        30,900
     Person With:           10)   Shared Dispositive Power      None

--------------------------------------------------------------------------------

                                     10 of 35

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person   30,900

--------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions)       N/A

--------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

         0.2% of Common Stock outstanding

--------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------

                                     11 of 35

CUSIP No.      250637-10-5

--------------------------------------------------------------------------------

     Names of Reporting Persons or I.R.S. Identification Nos. of Above Persons

     Larry Hopfenspirger

--------------------------------------------------------------------------------

     Check the Appropriate Box if a Member of a Group
     (See Instructions)

          a)   /X/

          b)   / /

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

          PF

--------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization         United States

--------------------------------------------------------------------------------

     Number of Shares        7)   Sole Voting Power             26,750
     Beneficially Owned      8)   Shared Voting Power           None
     by Each Reporting       9)   Sole Dispositive Power        26,750
     Person With:           10)   Shared Dispositive Power      None

--------------------------------------------------------------------------------

                                     12 of 35

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person  26,750

--------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions)       N/A

--------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

         0.2% of Common Stock outstanding

--------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------

                                     13 of 35

CUSIP No.      250637-10-5

--------------------------------------------------------------------------------

     1)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

          Jeffrey Thoele

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/

          b)   / /

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

          PF

--------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization         United States

--------------------------------------------------------------------------------

     Number of Shares        7)   Sole Voting Power             18,700
     Beneficially Owned      8)   Shared Voting Power           None
     by Each Reporting       9)   Sole Dispositive Power        18,700
     Person With:           10)   Shared Dispositive Power      None

--------------------------------------------------------------------------------

                                     14 of 35

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person   18,700

--------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions)       N/A

--------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

         0.1% of Common Stock outstanding

--------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------

                                     15 of 35

CUSIP No.      250637-10-5
          -------------------------

------------------------------------------------------------------------------
     9)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

               Harry Carlson
          --------------------------------------------------------------------

------------------------------------------------------------------------------

    10)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/
               ---------------------------------------------------------------

          b)   / /
               ---------------------------------------------------------------

------------------------------------------------------------------------------

     3)   SEC Use Only
                        ------------------------------------------------------

------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

               PF
          --------------------------------------------------------------------

------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization         United States
                                               -------------------------------


------------------------------------------------------------------------------

                        7)   Sole Voting Power       65,000
      Number of Shares                         -------------------------------
      Beneficially      8)   Shared Voting Power      None
      Owned by Each                              -----------------------------
      Reporting Person  9)   Sole Dispositive Power   65,000
      With:                                         --------------------------
                        10)  Shared Dispositive Power  None
                                                      ------------------------

------------------------------------------------------------------------------

                                     16 of 35

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person 65,000
                                                                       -------

------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
          (See Instructions)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row 11

                    .5% of Common Stock outstanding
          --------------------------------------------------------------------

------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)  IN
                                                      ------------------------

------------------------------------------------------------------------------

                                     17 of 35

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D Amendment No. 1 relates to the Common Stock of Destron Fearing Corporation (the "Issuer"), a Delaware corporation, having its principal executive offices at 490 Villaume Avenue, South St. Paul, Minnesota 55075.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D Amendment No. 1 is being filed by the Destron Fearing Shareholder Group that filed a Schedule 13D Statement with the Securities and Exchange Commission on April 16, 1998. All information contained in such filing, unless otherwise amended or altered by this filing, is incorporated herein by reference. The Destron Fearing Shareholder Group (the "Group") hereby amends its original filing on Schedule 13D to disclose that seven additional Purchasers have joined the Group, representing an additional 466,750 common shares held by the Group, and that one original member of the Group, Mr. Harry Carlson, has acquired an additional 10,000 shares. Consequently, the Group now holds 1,144,950 common shares, in the aggregate, or 8.6% of the total number of Destron Fearing shares outstanding.

     The respective business or residential addresses of the additional Purchasers are as follows:


     Purchaser                          Address
     ---------                          -------
     Dirk Van Der Plas                  Admiraal De Ruyterlaan 6
                                        Katwijk, Netherlands

     Daniel Jan Kleen                   Admiraal De Ruyterlaan 4
                                        Katwijk, Netherlands

     Jenny Van Der Laan                 Vinkenlaan 8
                                        Waasenaar, Netherlands

     Johan Post                         Hoogwerflaan 27
                                        The Hague, Netherlands

     Larry Hopfenspirger                2025 Nicollet Avenue South
                                        #203
                                        Minneapolis, Minnesota  55404

     Michael Schwitz                    5601 Odana Rd., #9
                                        Madison, Wisconsin  53719

     Jeffrey Thoele                     18891 Maple Leaf Drive
                                        Eden Prairie, Minnesota 55346


                                     18 of 35

     The principal occupations and employers of the Purchasers are as follows:


     Purchaser                          Occupation/Employer
     ---------                          -------------------
     Dirk Van Der Plas                  Flower Exporter/Self-Employed

     Daniel Jan Kleen                   Private Investor

     Jenny Van Der Laan                 Private Investor

     Johan Post                         Private Investor

     Larry Hopfenspirger                Real Estate Broker/Self-Employed

     Michael Schwitz                    Sales/Self-Employed

     Jeffrey Thoele                     Insurance Sales/MN Health & Financial
                                          Services, Inc.


     None of the above-referenced Purchasers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of the respective Purchasers been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Three of the additional Purchasers within the Group are citizens of the United States. The four remaining additional Purchasers, Dirk Van Der Plas, Daniel Jan Kleen, Jenny Van Der Laan and Johan Post are citizens of The Netherlands.

                                     19 of 35

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Purchaser's response to Item 5 of this Schedule 13D Statement is incorporated herein by reference. All of the funds used to purchase the Issuer's Common Stock, as stated herein, were the personal funds of the Purchasers set forth in Item 2. The Issuer's shares acquired were purchased through open market purchases. The aggregate purchase price for the shares acquired and currently held by each of the respective Purchasers, is as follows:


     Purchaser                     Aggregate Purchase Price
     ---------                     ------------------------
     Dirk Van Der Plas                     $160,000

     Daniel Jan Kleen                      $234,800

     Jenny Van Der Laan                     $90,000

     Johan Post                            $296,000

     Michael Schwitz                        $61,100

     Larry Hopfenspriger                    $93,625

     Jeffrey Thoele                         $74,800

     Harry Carlson                          $15,250


ITEM 4.  PURPOSE OF TRANSACTION.

     The Group incorporates by reference all of the information set forth at
Item 4 of its April 16, 1998 Schedule 13D filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The information with respect to the aggregate number of shares and the percentage of all outstanding shares of Common Stock of the Issuer beneficially owned as of May 11, 1998, by each of the respective Purchasers within the investment group is set forth in Exhibit A annexed hereto and is incorporated herein by reference.

     The Purchaser's response to Items (7) through (13) of the cover pages of this Schedule 13D Statement, and the information and responses set forth in Exhibit A and B, are incorporated herein by reference.

     According to the Issuer's Quarterly Report for the quarterly period ended December 31, 1997, filed February 13, 1998, the Issuer has outstanding 13,294,000 shares of Common Stock. The Group, as of the date of this filing, beneficially own 1,144,950 shares of the Issuer's Common Stock, or approximately 8.6% of the Issuer's outstanding common shares.

                                     20 of 35

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the common investment strategy and objectives among the respective Purchasers within the investment group as set forth and fully described in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Purchasers, or between the Purchasers and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     The following is filed herewith as an Exhibit to this Schedule 13D-Amendment No. 1:

     A. Information with respect to the aggregate number and percentage of the class of securities beneficially owned by each of the respective Purchasers within the investment group, and by the group as an entity; and

     B. Information with respect to any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).


                                     21 of 35

                                 EXHIBIT A

     Information with respect to the aggregate number and percentage of the class of securities beneficially owned by each of the respective Purchasers within the group and the group as an entity:


                               NUMBER OF SHARES          PERCENTAGE
          NAME                BENEFICIALLY OWNED          OF CLASS
          ----                ------------------          --------
Mr. and Mr. Maas van
  Dusschotem                         265,000                   2.0%

Bradley C. Holt                      243,500                   1.8%

Harry Carlson                         65,000                    .5%

John R. Beattie                       54,700                    .4%

Mr. and Mrs. Gary Hofstad             50,000                    .4%

Dirk Van Der Plas                     80,000                    .6%

Daniel Jan Kleen                     117,400                    .9%

Jenny Van Der Laan                    45,000                    .3%

Johan Post                           148,000                   1.1%

Michael Schwitz                       30,900                    .2%

Larry Hopfenspirger                   26,750                    .2%

Jeffrey Thoele                        18,700                    .1%
                                   ---------                   ----
                                   1,144,950                   8.6%

                                     22 of 35

                                     EXHIBIT B

     Information with respect to any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

                               AMOUNT OF                   WHERE AND HOW
                 DATE OF       SECURITIES                   TRANSACTION
                TRANSACTION     INVOLVED       PRICE          EFFECTED
                -----------    ----------    ----------     -------------
Harry Carlson    5/01/98         8,000          1.50         Open-Market
                 5/04/98         2,000        1 5/8ths       Open-Market



                                    23 of 35

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ Maas van Dusschotem
                                            -----------------------------------
                                            Maas van Dusschotem


                                            /s/ J.J. van Dusschotem/Uruman
                                            -----------------------------------
                                            J.J. van Dusschotem/Uruman

                                     24 of 35

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ Bradley C. Holt
                                            -----------------------------------
                                            Bradley C. Holt


                                     25 of 35

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ Gary Hofstad
                                            -----------------------------------
                                            Gary Hofstad


                                            /s/ Glennis Hofstad
                                            -----------------------------------
                                            Glennis Hofstad


                                     26 of 35

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ John R. Beattie
                                            -----------------------------------
                                            John R. Beattie


                                     27 of 35

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ Harry Carlson
                                            -----------------------------------
                                            Harry Carlson


                                     28 of 35

                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ Dirk Van Der Plas
                                            -----------------------------------
                                            Dirk Van Der Plas


                                     29 of 35

                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ Daniel Jan Kleen
                                            -----------------------------------
                                            Daniel Jan Kleen


                                     30 of 35

                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ Jenny Van Der Laan
                                            -----------------------------------
                                            Jenny Van Der Laan


                                     31 of 35

                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  27 April, 1998                      /s/ Johan Post
                                            -----------------------------------
                                            Johan Post


                                     32 of 35

                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ Michael Schwitz
                                            -----------------------------------
                                            Michael Schwitz


                                     33 of 35

                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ Larry Hopfenspirger
                                            -----------------------------------
                                            Larry Hopfenspirger


                                     34 of 35

                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 11, 1998                        /s/ Jeffrey Thoele
                                            -----------------------------------
                                            Jeffrey Thoele


                                     35 of 35